UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-8443

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:       June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:   ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Telos Corporation
Full Name of Registrant

Former Name if Applicable
19886 Ashburn Road
Address of Principal Executive Office (Street and Number)
Ashburn, VA 20147
City, State and Zip Code

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant needs additional time to complete its quarterly financial statements and the analysis thereof. As a result, the registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 within the prescribed time period, and the registrant expects to file that Quarterly Report on or before August 21, 2017.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michele Nakazawa	703	724-3800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Revenue decreased by 21.3% to $21.1 million for the second quarter of 2017 from $26.8 million for the same period in 2016; revenue decreased by 18.0% to $44.2 million for the six months ended June 30, 2017 from $53.9 million in the same period in 2016, due primarily to a re-competed contract with a government agency not being awarded to the registrant. Estimated net loss attributable to Telos Corporation was $4.4 million for the second quarter of 2017, compared to $1.9 million for the same period in 2016; estimated net loss attributable to Telos Corporation was $7.5 million for the six months ended June 30, 2017, compared to $2.8 million for the same period in 2016, primarily attributable to the decrease in revenue discussed above.

___________________Telos Corporation________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 15, 2017	By:	/s/ Michele Nakazawa
Michele Nakazawa
Chief Financial Officer (Principal Financial and Accounting Officer)